Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
                                      under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: July 16, 2014

Email to All Employees Worldwide
From The Desk of Marco Sala
July 16, 2014

Dear Colleagues,

I wanted to let you know about some very exciting news for the Company. Today is an historic day for GTECH and one that we firmly believe will transform the gaming industry. We have entered into a definitive merger agreement with International Game Technology or, as it is commonly known, IGT.  A press release announcing the news is attached.

By virtue of this transaction, we will be combining two iconic gaming companies that are leaders in their categories and have driven the growth and innovation of the government sponsored and commercial segments since their beginnings.

We have been focused on growing our global presence, and expanding our portfolio of products and services in a way that makes sense for our Company.  With the addition of IGT, our new Company combines best-in-class content, operator capabilities, and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology, and services. Many of us have had the opportunity to know and admire IGT first-hand, having worked together on partnerships in Italy. Importantly, we share a common culture, with a dedication to technology and innovation, and a commitment to providing customers with best-in-class gaming products and services.

As part of the transaction, we will be creating a new holding Company to combine GTECH and IGT and re-list shares of our Company on the New York Stock Exchange. While these changes have positive implications for our stock, they will have no impact on our day-to-day operations.

As with any large announcement, you will likely have many questions. We will gladly answer as many as we can; however, we are restricted in what we can say until the deal closes, which we expect to happen during the first half of 2015. Until that time, GTECH and IGT will continue to operate as separate companies.

GTECH’s success is the result of the dedication and focus of all of you. I realize that the recent news has the potential to cause a certain amount of distraction, but the best thing we can all do is continue to work hard, stay focused on our day-to-day responsibilities, and continue to deliver the best-in-class products and services our customers have come to expect from us.

Thank you again for your continued focus on our business, our customers, and making GTECH the great Company that it is today.

Sincerely,

Marco Sala

Chief Executive Officer, GTECH S.p.A.